UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Announces Appointment of Dr. Samantha Ravich to Board of Directors

On July 31, 2019, International Game Technology PLC (NYSE:IGT) (“IGT”) announced the appointment of Dr. Samantha Ravich as an independent director to IGT’s board of directors effective July 30, 2019. Dr. Ravich was also appointed to IGT’s nominating and corporate governance committee.

Dr. Ravich is the Chair of the Center on Cyber and Technology Innovation at the Foundation for Defense of Democracies and its Transformative Cyber Innovation Lab; the Vice Chair of the President’s Intelligence Advisory Board; a Commissioner on the Congressionally-mandated Cyberspace Solarium Commission; and a member of the Secretary of Energy’s Advisory Board. Dr. Ravich is also a managing partner at A2P, LLC and a Board Governor at GIA. Previously, among other roles, she served as Deputy National Security Advisor for Vice President Cheney. Dr. Ravich received her Ph.D. in Policy Analysis from the RAND Graduate School and her MCP/BSE from the University of Pennsylvania/Wharton School.

"Samantha’s extensive experience, and focus on cybersecurity, are welcome complements to the existing expertise of our board members," said Lorenzo Pellicioli, Chairperson of the Board of Directors of IGT. “We look forward to working with her.”

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Appointment of Dr. Samantha Ravich to Board of Directors,” dated July 31, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Appointment of Dr. Samantha Ravich to Board of Directors,” dated July 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary